convenience translation
DEITMER UND PARTNER GMBH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft
R e p o r t
on the Assessment of the Adequacy
of the Cash Compensation
on the Occasion of the Intended Resolution to Transfer the Shares
Held by the Minority Shareholders of
Celanese AG,
Kronberg im Taunus
to
Celanese Europe Holding GmbH & Co. KG,
Kronberg im Taunus
pursuant to Sec. 327c (2) Sentence 2 Stock Corporation Act

C o n t e n t s

A.	Assessment Assignment and the Assessment

B.	Legal Situation of Celanese AG

C.	Legal Basis for the Determination and Assessment of the Cash Compensation

D.	Assessment of the Adequacy of the Cash Compensation

	I.	Determination of the Amount of the Cash Compensation by the Main Shareholder

	II.	Assessment of the Valuations

		1.	Discounted Earnings Value Method

			1.1.	Methodology

			1.2.	Application

				1.2.1.	Valuation Object

				1.2.2.	Valuation Record Date

				1.2.3.	Derivation of the Discounted Earnings Value

					1.2.3.1.	Derivation of the Earnings to be Capitalized

					1.2.3.2.	Capitalization Interest Rate

					1.2.3.3.	Capitalization on the Valuation Record Date

				1.2.4.	Special Values

				1.2.5.	Company Value and Value per Share

				1.2.6.	Net Asset Value and Liquidation Value

		2.	Stock Exchange Price

			2.1.	Relevance

			2.2.	Application

			2.3.	Dividend Mark-Down

		3.	Valuation on the Basis of the Compensation Payments under the Domination and Profit Transfer Agreement

			3.1.	Methodology

			3.2.	Application

		4.	Special Difficulties

	III.	Adequacy of the Fixed Cash Compensation

E.	Final Statement

L i s t   o f   A n n e x e s
Annex: General Terms and Conditions for Auditors and Auditing Companies of 1 January 2002

L i s t   o f   A b b r e v i a t i o n s

AG	Stock corporation
AktG	German Stock Corporation Act
approx.	approximately
BaFin	German Federal Office for Financial Services Supervision
BGH	German Federal High Court of Justice
DPTA	Domination and Profit Transfer Agreement
BVerfG	German Federal Constitutional Court
BVerfGE	Decisions of the German Federal Constitutional Court
CAPM	Capital Asset Pricing Model
DCF	Discounted-Cash-Flow
i.e.	id est (lat.: that is)
EBIT	Earnings before interest and income taxes
EBITDA	Earnings before interest, income taxes and depreciation and amortisation
EUR	Euro
E&Y	Ernst & Young AG Wirtschaftsprufungsgesellschaft
et seq.	et sequens (lat.: and the following)
GmbH	German limited liability company
IDW	Institute of Auditors in Germany
IDW S 1	IDW Standard 1 “Principles for the Valuation of Business Enterprises” as amended on 18 October 2005
no.	number
CEH	Celanese Europe Holding GmbH & Co. KG, Kronberg i. Ts.
Celanese	Celanese AG, Kronberg i. Ts.
s.	sentence
cf.	confer
WpHG	German Securities Trading Act
WPO	German Auditor Rules

WpÜG	German Securities Acquisition and Takeover Act

A. Assessment Assignment and the Assessment
1.	Celanese Europe Holding GmbH & Co. KG,

Kronberg im Taunus (hereafter “CEH” or “Main Shareholder”)

2.	as the Main Shareholder of
Celanese AG,
Kronberg im Taunus, (hereinafter “Celanese” or “Company”)

3.	requested by letter of 3 November 2005 to the Management Board of Celanese that a general meeting be called for the purpose of voting on a resolution that the shares held by the minority shareholders be transferred to the Main Shareholder pursuant to sec. 327a AktG (squeeze-out). The Management Board of Celanese will therefore put this item on the agenda for the general meeting which shall be held on 30 May 2006 and if need be continued on 31 May 2006. CEH has fixed a cash compensation in the amount of EUR 62.22 per registered no-par value share of Celanese.

4.	The Regional Court of Frankfurt/Main chose Deitmer und Partner GmbH, Wirtschaftsprüfungsgesellschaft, Steuerberatungsgesellschaft, Münster, as the expert auditor pursuant to sec. 327c (2) AktG and appointed us by order of 7 December 2005. CEH thereupon asked us to carry out the assessment.

5.	The subject matter of our assessment is, according to sec. 327c (2) sentence 2 AktG, the adequacy of the amount of cash compensation. To evaluate the adequacy, it is necessary to assess the corporate valuation underlying the cash compensation. We therefore examined the corporate valuation to determine its conclusiveness, evaluated the plausibility of assumptions and plans, and verified the derivation and proper processing of the relevant data.

6.	For our assessment we have reviewed in particular the following documents:
●	draft transfer resolution

●	report by CEH as the Main Shareholder on the transfer of the shares of the minority shareholders of Celanese to CEH of 10 March 2006, including drafts thereof

●	expert opinion delivered by Ernst & Young AG Wirtschaftsprüfungsgesellschaft, Stuttgart, office Eschborn (hereinafter “E&Y”) of 10 March 2006 on the corporate value of Celanese for the purpose of determining the adequate cash compensation, including drafts thereof

●	working papers of E&Y for the valuation of Celanese

●	corporate plans for the years 2005/2006 to 2009/2010 approved by the Supervisory Board of Celanese on 20 December 2005 plus the periodical update adopted by the Management Board of Celanese on 3 March 2006

●	annual accounts, consolidated annual accounts and management reports of Celanese AG for the business year 2003, the short business year (1 January 2004 to 30 September 2004) and the business year 2004/2005 (1 October 2004 to 30 September 2005)

●	reports by KPMG Deutsche Treuhand-Gesellschaft AG, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, on the audit of the annual accounts and consolidated annual accounts referred to above

●	unaudited pro-forma consolidated accounts of Celanese AG for the calendar year 2004

●	audited annual accounts for the most important companies included in the valuation (Celanese Holding GmbH, Kronberg i. Ts., per 31 December 2003 and 31 December 2004; Celanese Chemicals Europe GmbH, Kronberg i. Ts., per 31 December 2003 and 31 December 2004; Celanese Singapore Pte. Ltd., Singapur, per 31 December 2004; Ticona GmbH, Kelsterbach, per 31 December 2003 and 30 September 2004 (short fiscal year); Nutrinova Nutrition Specialties & Food Ingredients GmbH, Frankfurt am Main, per 31 December 2003 and 31 December 2004)

●	unaudited draft of the annual accounts of Ticona GmbH, Kelsterbach, per 30 September 2005; unaudited balance sheet as well as profit and loss accounts of Nutrinova Nutrition Specialties & Food Ingredients GmbH, Frankfurt am Main, per 31 December 2005; unaudited draft balance sheet as well as draft profit and loss accounts of Celanese Chemicals Europe GmbH, Kronberg i. Ts., per 31 December 2005; unaudited draft balance sheet as well as draft profit and loss accounts of Celanese Singapore Pte. Ltd., Singapur, per 31 December 2005; unaudited list of account balances of Celanese Holding GmbH, Kronberg i. Ts., per 31 December 2005

●	list of the tax loss carry-forwards

7.	In addition to the above documents, we also used publicly accessible information, in particular capital market data. Moreover, we held intensive discussions with external industry experts about the future development of the chemical industry. Furthermore, we inspected the minutes of the meetings of the management and supervisory boards of the company in the calendar year 2005.

8.	We carried out our assessment in the time from mid-December 2005 to 12 March 2006. The corporate plans serving as a valuation basis as well as the valuation data basis of E&Y were made available to us, discussed in conversations with Celanese representatives, and verified for their plausibility. Further assessment actions in particular concerned the mathematic verification and an examination of the methodical consistency of the valuation. We performed our activities in the offices of Celanese in Kronberg i. Ts., Kelsterbach, Dallas (Texas, USA) and in our offices in Münster.

9.	In performing our task, we took account of the HFA Statement 6/1988 “Regarding the merger audit pursuant to sec. 340b (4) AktG (old version)” and observed the IDW Standard 1 “Principles for the Valuation of Business Enterprises” as amended on 18 October 2005 (IDW S 1).

10.	We expressly point out that we have not audited the books, the annual accounts or the management of the companies involved in the sense of secs. 316 et seq. HGB. Such audits are not the subject matter of our assessment of adequacy. Compliance with the legal provisions has been confirmed without reservations by the auditors concerned for the annual accounts and consolidated annual accounts. Regarding the completeness of the annual accounts as well as compliance with the valuation rules of accounting law, we therefore assumed that the documents provided to us were correct.

11.	According to sec. 327c (2) sentence 1 AktG, the Main Shareholder CEH must provide the general meeting with a written report which presents the requirements for the transfer of the shares held by the outside shareholders to CEH, and describes and justifies the adequacy of the cash compensation. This report was not the subject matter of our assessment. It is not among the tasks of the statutory auditor pursuant to sec. 327c (2) sentence 2 AktG to assess the completeness or correctness of such report or the expediency of the transfer. However, to the extent that the Main Shareholder’s report explains and justifies the amount of the cash compensation, we used the report as an important document to assess the adequacy of the cash compensation.

12.	All information and proof demanded by us was made available to us. The management board of Celanese as well as managing directors of CEH made completeness declarations to us to the effect that all information and documents relevant for our assessment had been made available and that these are correct.

13.	If, in the time after the end of our assessment work up to the day on which the general meeting votes on the resolution, major changes arise which have an effect on the adequacy of the cash compensation, this will still have to be taken into account.

14.	Our report on the adequacy of the cash compensation was prepared for the purpose of the procedure for excluding the minority shareholders of Celanese AG. This purpose in particular comprises the presentation by the Main Shareholder as well as Celanese AG, to shareholders before and at the general meeting.

15.	Our assessment and our responsibility is, also in relation to third parties, governed by the general contractual terms and conditions for auditors and auditing companies as amended on 1 January 2002 (Annex 1).

B. Legal Situation of Celanese AG

16.	The legal situation of Celanese AG is as follows:

	●	Name:	Celanese AG

	●	Commercial register:	HRB 5277, Local Court of Königstein im Taunus, excerpt dated 10 March 2006

	●	Formation:	In November 1996 as Diogenes Erste Vermögensverwaltungs Aktiengesellschaft, Frankfurt/Main.

Through the spin-off and takeover agreement of 29 June 1999, Hoechst Aktiengesellschaft, Frankfurt/Main, transferred the part of its assets designated in the spin-off agreement to the Company in exchange for the issue of shares of the Company to the shareholders of Hoechst Aktiengesellschaft. Change of name resolved by the general meeting on 29 July 1999, registered on 21 October 1999 as “Celanese AG”.

	●	Articles of Association:	most recently amended by resolution of 19/20 May 2005.

●	Purpose of the Company	The Company acts as a group holding company which manages a group of undertakings which operate in particular in the fields of chemicals and synthetic materials.

●	Registered office:	Frankfurter Straße 111, Kronberg im Taunus

●	Fiscal year:	1 October to 30 September of the following year

●	Share capital:	EUR 140,069,354.19 divided up into 54,790,369 no-par value registered shares

●	Management Board:	Dr. Andreas Pohlmann, Bad Soden am Taunus Dr. Lyndon Cole, Frankfurt/Main Peter Jakobsmeier, Niedernhausen

●	Special Agreements:	Domination and Profit Transfer Agreement with the Main Shareholder, Celanese Europe Holding GmbH & Co. KG (DPTA), registered on 2 August 2004

C. Legal Basis for the Determination and the Assessment of the
Cash Compensation
17.	A shareholder who holds at least 95% of the shares of a stock corporation (Main Shareholder) can request pursuant to secs. 327a et seq. AktG that the general meeting votes on a resolution on the transfer of the remaining shareholders’ shares to the Main Shareholder in exchange for adequate cash compensation (squeeze-out).

18.	The Main Shareholder fixes the amount of the cash compensation, taking account of the situation of the Company at the time of the adoption of the resolution by the general meeting, sec. 327b (1) sentence 1 AktG.

19.	The adequacy of the cash compensation is to be assessed by one or several expert auditors. The expert auditor(s) is/are selected and appointed by the court at the request of the Main Shareholder, sec. 327c (2) AktG.

20.	The expert auditor must deliver a written report on the result of the assessment. The assessment report must conclude with a statement as to whether the proposed cash compensation is adequate, sec. 327c (2) sentence 4 AktG in conjunction with sec. 293e AktG. The assessment report must state:
●	the methods whereby the cash compensation was determined;

●	for what reasons the use of these methods is adequate;

●	the amount of the cash compensation which would arise from the use of different methods, if several methods were used; the report must also state what weight was given to the different methods for the purpose of determining the cash compensation and the values underlying it, and what special difficulties arose in the valuation of the Company.
21.	The adequacy of the cash compensation can be assessed on the basis of an assessment of the valuation which forms the basis for the derivation of the cash compensation. The auditor must therefore evaluate the methodical consistency and substantive assumptions of the valuation underlying the cash compensation. If the valuation is based on a future-related analytical company valuation, the auditor must in particular examine whether the value-relevant data were properly determined and the future expectations appear to be plausible.

D. Assessment of the Adequacy of the Cash Compensation
I.	Determination of the Amount of the Cash Compensation by the Main Shareholder
22.	The Main Shareholder fixed the amount of the cash compensation at EUR 62.22 per share.

23.	The amount of the cash compensation is based on a valuation in accordance with the discounted earnings value method. In addition, the Main Shareholder determined the value per share on the basis of the stock exchange price and, due the existing DPTA, on the basis of the cash value of the compensation payments (guaranteed dividend).

24.	The different valuation methods led to the following values per share:
●	discounted earnings value: EUR 62.22

●	stock exchange price: EUR 51.87 to EUR 54.68

●	cash value of the guaranteed dividend: EUR 45.90
25.	Additionally, the Main Shareholder made a rough estimate of the liquidation value. It is lower than the discounted earnings value and thus irrelevant to the corporate and share valuation of Celanese.

II.	Assessment of the Valuations

1.	Discounted Earnings Value Method

1.1	Methodology
26.	The value of the equity capital of a company is in principle derived from the future and therefore uncertain payment streams to the providers of equity capital. If a shareholder immediately sells his share, the achievable stock exchange price also reflects this expected payment stream. However, for the purposes of corporate valuation, it must be assumed that the provider of equity capital will hold his share for a longer period of time, ideally forever. In this case, the payment streams result from the expected distributions and other payments made by the Company to its shareholders. The cash value of such payments discounted to a record date constitutes the discounted earnings value.

27.	The corporate value was determined by the E&Y in compliance with the IDW S 1. The principles set out therein, in particular the explanation of the discounted earnings value method, are in line with the dominant opinion in the economic literature, the case law, and among practitioners of corporate valuation. E&Y acted as a neutral expert within the meaning of IDW S 1 and determined an objectivised corporate value on the basis of the calculated discounted earnings value. We consider the use of this valuation method to be adequate.

28.	In addition to the discounted earnings value method, it is also possible according to IDW S 1 to determine the corporate value on the basis of the expected cash flows (discounted cash flow method). As both valuation methods are based on the same investment theory basis – the capital value calculation – they will lead to identical results if the premises are the same. It is therefore unobjectionable that E&Y did not use a discounted cash flow method.

	1.2.	Application

	1.2.1.	Valuation Object

29.	The valuation object is Celanese AG, Kronberg i.Ts., whose minority shareholders are to receive compensation.

30.	The subsidiaries as well as associated companies of Celanese AG were included, depending on the nature of the participation, in the corporate plans on a consolidated basis or in the results of participations.

31.	The chosen manner of proceeding is considered by us to be appropriate; it reasonably reflects Celanese AG and its subsidiaries and associated companies in a valuation model.

	1.2.2.	Valuation Record Date

32.	The valuation record date is generally the day on which the General Meeting adopts the resolution. The General Meeting of Celanese will be held on 30 May 2006 and may continue on 31 May 2006. To simplify the valuation of the company, it was assumed that the resolution on the squeeze-out will not be voted on before 31 May 2006. This manner of proceeding is advantageous for the minority shareholders who are to receive compensation if the voting takes place in actual fact already on 30 May 2006.

	1.2.3.	Derivation of the Discounted Earnings Value

	1.2.3.1	Derivation of the Earnings to be Capitalized

33.	The basis for the derivation of the results to be capitalized for the fiscal years 2005/2006 to 2009/2010 (detailed planning) was the company plans prepared by Celanese for the different business units and business lines. The planned results before interest, income taxes, depreciation and amortisation (EBITDA) were used for the purpose of the company valuation.

34.	The presumed constant EBITDA for the years 2010/2011 et seq. (perpetual annuity) was calculated separately for each business segment. Depending on the business segment, either the planning data for the last fiscal year of the detailed prognosis period was used or – in the case of cyclical products – adjusted average prices and EBITDA margins. In each case, the full plant utilization of the capacities available was assumed.

35.	The depreciation of fixed assets as well as capital expenditure for the detailed prognosis period was based on the existing planning. In relation to the perpetual annuity, depreciation and expenditure will be corresponding. Amortisation of intangible assets and goodwill was not accounted for as part of the company valuation.

36.	The financial results comprise equity and dividend income from investments as well as interest payments. The basis for the determination of the interest results was the net financial position of Celanese per 30 September 2005. The further development of the net financial position in the planning took place on the basis of a financial requirements calculation integrated into the valuation model.

37.	Based on the earnings before income taxes, the foreign and domestic taxes on earnings were deducted to calculate the annual result. Existing loss carry forwards were taken into account. This applies also to the existing loss carry forwards of Celanese AG which, due to the DPTA being in place, can in fact not be utilized for tax purposes. Since for the purposes of the valuation, Celanese is to be assessed on a stand-alone basis, the reduction of income taxes in accordance with a fictitious use of the carry forwards was assumed, increasing the earnings.

38.	Subsequently, minority interests in subsidiaries were deduced from the annual results of Celanese.

39.	From the annual results calculated that way (minus the deductions for minority shareholdings) the personal income taxes were deducted at a rate of 17.5%, taking account of the semi-income method. Based on the planning, the detailed prognosis period was calculated on the basis of a full distribution assumption in relation to the annual results. In addition, for the fiscal year 2009/2010, a pay-out of EUR 1,388 million from retained earnings and capital reserves was assumed. This assumption was made due to the high level of interest-bearing accounts receivable and the above-average equity ratio of Celanese. For the fiscal years 2010/2011 a constant distribution rate was assumed. The dividend payments calculated on this assumption were reduced by the personal income taxes due thereon. The remainder of the sustainable annual surpluses went undiminished to the results to be capitalized.

40.	Contributions to the results from assets not necessary for the business did not have to be eliminated. Only photographic art in the Corporate Centre in Kronberg i. Ts. formed a part of the assets not necessary for the business and these do not generate regular income.

41.	We consider the method of proceeding described above to be appropriate for the derivation of the results to be capitalized. We verified the mathematical accuracy of the calculations.

	1.2.3.2	Capitalization Interest Rate

42.	By discounting the future earnings with the calculation interest rate, two alternatives are implicitly compared when determining the company value, namely the investment in the valuation object and the investment in an adequate alternative use of capital. This comparison makes sense only if the alternatives are equivalent in relation to term, risk and taxation (equivalency principle). It is thus necessary to look at other corporate participations as investment alternatives.

43.	The yield for corporate shares basically comprises two components: The base interest rate and the risk mark-up. For the perpetual annuity, a growth mark-down may also be made. In determining the capitalization interest rate, the typified personal income taxes must be deducted for reasons of equivalency of the investment alternative to the investment in the valuation object, cf. IDW S 1, notes 101 et seq.

44.	The base interest rate represents the yield from a risk-free investment in the capital market. The determination of objectivised company values must be based on the interest rates for government bonds. The conversion of government bond interest rates with a finite term observed in the market to the base interest rate with an infinite term required for the valuation is derived from the interest yield curve; cf. IDW S 1, note 127.

45.	In the present case, the derivation of the cash value equivalent uniform base interest rate is based on the published yield structure data of Deutsche

Bundesbank. To smooth short-term market fluctuations, an average zero bond yield over a 3-months period was rightly used. The relevant period under review would consequently begin 3 months before the General Meeting and end on 29 May 2006. At the time of the completion of our report, this base interest rate could not yet been determined. Therefore, the 3-months period which was observed ended on 28 February 2006, i.e. towards the end of the valuation work of E&Y. The value resulting from this was rounded off to 0.25%. As a result, a uniform base interest rate of 4.00% was determined.

46.	The base interest rate which was determined must be reduced, to bring about the tax equivalency of the alternative investment with the valuation object, by the typified personal taxes on income in the amount of 35%, cf. IDW S 1 notes 53, 101. A base interest rate of 2.6% then remains.

47.	The results of a business to be capitalized are exposed to a greater risk, in particular because of the general entrepreneurial risk, than an investment in a government bond. The discount must therefore consider the fact that investors will generally prefer a guaranteed payment stream compared to an equally high uncertain payment stream (risk aversion). The risk aversion can be taken into account in the corporate valuation by means of a risk mark-up on the base interest rate. The risk mark-up makes the two alternatives risk equivalent.

48.	The determination of an objectivised company value requires that the risk mark-up is to be fixed in a typifying manner. Valuation practise began a few years ago, following modern financing theory, to quantify the risk mark-up on the basis of observable capital market data. The procedures in particular include the Capital Asset Pricing Model (CAPM) and, adjusted to reflect the German circumstances, the TAX-CAPM.

49.	The risk mark-up on a share thus represents the product of the market risk premium and the so-called beta factor. The market risk premium measures the excess yield of equity investment over an investment in government bonds in an “entire” market. The beta factor determines the risk contribution of each company to the market risk premium and thus represents the individual risk of the company. The market risk premium was determined in capital market studies, using the TAX-CAPM, on the basis of personal taxes on income. The TAX-CAPM takes account of the different tax consequences of the shareholders from taxable dividend payments as opposed to tax-free realisation of increases in the stock price. Market studies indicate market risk premiums after personal taxes ranging from approx. 5% to 6%. E&Y set the market risk premium after personal taxes at 5.5% as a mean value within this range.

50.	As in the case of the derivation of a market risk premium, the derivation of a beta factor for a specific company depends on the period under review and on calculation modalities. The beta factor was determined by E&Y on the basis of the average of the beta factors of comparable companies (peer group). Thus, for the operative risk, a beta factor of 0.9% was determined. In addition, the capital structure risk of Celanese must be taken into account. On the basis of the capital structure which changes considerably in the plan years, E&Y calculated a period specific beta factor which reasonably reflects the capital structure of each plan. The values are approximately 0.7 for the years 2005/2006 to 2009/2010 and approximately 1.1 for the perpetual annuity. The beta factor of Celanese AG could not be used for the purposes of the determination of the discounted earnings value, because of, inter alia, its lack of statistical significance as well as the domination and profit transfer agreement which was concluded, as its existence was to be disregarded here.

51.	The risk mark-up after personal taxes for Celanese AG was then set at 3.76 percentage points for the year 2005/2006, at 3.93 percentage points for the year 2006/2007, at 3.93 percentage points for the year 2007/2008, at

3.88 percentage points for the year 2008/2009, at 3.86 percentage points for the year 2009/2010 and for the perpetual annuity at 5.79 percentage points.

52.	We have verified the calculation of the beta factor and additionally, to check the plausibility, performed alternative calculations. Based on our results, the beta factor determined by E&Y is within an adequate range.

53.	In the detailed prognosis period of the years 2005/2006 to 2009/2010, the achievable growth of the nominal earnings was covered by the planning itself. For the long-term growth from the business year 2010-2011, a growth mark-down of 0.5 percentage points was taken into account in the capitalization interest rate.

54.	Thus, the capitalization interest rate after taxes for the detailed prognosis period and for the long-term result is as follows:

	2005/2006 to
Capitalization Interest Rate	2009/2010	2010/2011 et seq.
Base interest rate before personal taxes	4.00%	4.00%
minus personal taxes	−1.40%	−1.40%
Base interest rate after personal taxes	2.60%	2.60%
Market risk premium after personal taxes	5.50%	5.50%
Beta factor	approx. 0.7	approx. 1.1

Risk mark-up after personal taxes	3.76% to 3.93%	5.79%
Capitalization interest rate pre growth mark-down	6.36% to 6.53%	8.39%
Growth mark-down		−0.5%
Capitalization interest rate after growth mark-down		7.89%
55.	The capitalization interest rates for the different time periods were derived by correct and verifiable calculations so that we consider them to be adequate. In detail they are 6.36% for the year 2005/2006, 6.53% for the year 2006/2007, 6.53% for the year 2007/2008; 6.48% for the year 2008/2009, 6.46% for the year 2009/2010 and for the perpetual annuity 7.89%.

	1.2.3.3.	Capitalization on the Valuation Record Date

56.	The discounting of the capitalized earnings to 31 Mai 2006 by means of the applied capitalization interest rates was mathematically verified by us. The discounted earnings value is EUR 3,133.0 million.

	1.2.4.	Special Values

57.	The special values are assets not necessary for the business and consist of a collection of photographic art. The value used here is based of an appraisal by an expert on art photography. We consider the value of EUR 0.7 million to be adequate.

	1.2.5.	Company Value and Value per Share

58.	On the assumption of an unchanged continuation of the business, the value per share as per 31 May 2006 is calculated as follows:

Discounted earnings value of Celanese AG as per 31 May 2006	EUR 3,133.0 million
Value of assets not necessary for the business	EUR 0.7 million
Company value of Celanese AG as per 31 May 2006	EUR 3,133.7 million
Shares in Celanese AG (not counting treasury shares)	50,365,018
Value per share as per 31 May 2006	EUR 62.22
59.	The company value is EUR 3,133.7 million, the value per share is EUR 62.22.

	1.2.6.	Net Asset Value and Liquidation Value

60.	The net asset value comprises the sum of payments which would be necessary to reproduce or repurchase all tangible and intangible assets of the company.

61.	The net asset value does not take account of future payment surpluses of the on-going concern. Therefore, it usually has no independent meaning when determining the value of the company. Accordingly, the determination of the net asset value was admissibly dispensed with in the present case.

62.	The liquidation value represents the payment surplus arising from the fictitious liquidation of the company. From the estimated sale proceeds, debt as well as liquidation costs must be deduced.

63.	A liquidation oriented valuation is of relevance only, if the liquidation is a feasible, more advantageous alternative vis-a-vis the continuance of the business. These conditions are not met in the present case. The liquidation value is significantly lower than the value determined on the basis of the discounted earnings value of Celanese. We consider the determinations made in this regard by E&Y to be adequate.

	2.	Stock Exchange Price

	2.1.	Relevance

64.	Under the case law of the German Federal Constitutional Court (Order of 27 April 1999), the stock exchange price is in principle the lower limit of compensation for minority shareholders in company agreements (“Unternehmensverträge”) and integrations (“Eingliederungen”). We assume that this case law is also applicable to transfer resolutions for the compensation of minority shareholders.

65.	In the event of a price distorting market shortage, the stock exchange price may however not represent the achievable market value of a share. In this case, it is considered by the courts not to constitute the lower limit of the compensation to be paid out. In its decision quoted above, the Federal Constitutional Court ruled that it is uncertain in such cases that the minority shareholder will in actual fact be able to sell for the stock exchange price. In its Order of 12 March 2001, the German Federal High Court of Justice (“BGH”)

decided that the stock exchange price cannot be considered as the lower limit for cash compensation if there has practically been no trade in the shares of the company for a longer period of time and the individual shareholder is not able to sell his shares for the market price, or if the stock exchange price was manipulated.

66.	The Federal Constitutional Court considers the possibility of a price distorting measure to exist in particular if fewer than 5% of the shares are freely traded in the market. In accordance with the statutory requirements for carrying out a squeeze-out, the present case is such a constellation.

67.	The expulsion of a minority shareholder constitutes an interference with his constitutionally protected share ownership. The legislator nevertheless gave the interest of the company in certain structuring and group forming measures priority over the preservation of the minority shareholders’ legal position, provided it is ensured that the minority shareholders’ interest in preserving their financial situation is taken into account through full financial compensation. In view of this, the criterion of market shortage can be applicable only within narrow limits.

68.	The stock exchange trade in the Celanese share is characterized by the fact that the freely available shares amount to less than 2 % of the share capital of Celanese. However, there is some stock exchange trading, as the presentation of the trading volumes for the period from 9 December 2005 up to 8 March 2006 shows:
69.	It is therefore possible for individual shareholders to sell their shares for stock exchange prices.

70.	The applicability of the stock exchange price as a lower limit for the cash compensation is also supported by the fact that the Federal Financial Services Supervisory Office (“BaFin”) classified the minimum price determined by it for a Celanese share as “valid” according to the Securities Trading and Takeover Act (“WpÜG”) for the term up to the end of our assessment. This classification presupposes a defined sufficient number of transactions, cf. § 5 (4) WpÜG Offering Regulation (“WpÜG-Angebotsverordnung”).

71.	We consider it to be adequate not to calculate the valuation relevant stock exchange price on the basis of a price on a particular key date, but on the basis of the average price. This allows coincidental fluctuations which can arise in particular with lower trading volumes to be evened out.

2.2.	Application
72.	The Celanese shares are traded at different stock exchanges in Germany. It is therefore possible to fix the cash compensation on the basis of the stock exchange price.

73.	In its Order of 12 March 2001, the BGH considered it to be appropriate in the case of a domination and profit transfer agreement to proceed on the basis of an average stock exchange price in the last three months before the general meeting at which the decision is taken.

74.	As our work ended several weeks before the day of the General Meeting of Celanese AG, the three-month average price on the day of the General Meeting cannot yet be determined. In this context, we examined whether the cash compensation of EUR 62.22 per share determined on the basis of the discounted earnings value exceeds the average stock exchange prices for the three months periods before the valuation record dates of 3 November 2005 (4 August to 3 November) and 8 March 2006 (9 December 2005 to 8 March 2006). 3 November 2005 is the day before the announcement of this squeeze-out request. 8 March 2006 is the last day for which the average stock exchange price for the preceding three months was available at the end of the valuation work by E&Y.

75.	The average valuation relevant stock exchange price was determined by E&Y as the sales weighted stock exchange price at all domestic stock exchanges where the Celanese share is traded, on the basis of the transaction data of Deutsche Börse AG. For the three months ending on 3 November 2005, the average price is EUR 51.94. For the three months ending on 8 March 2006, the average price is EUR 54.68. Both average prices were mathematically correctly determined according to our review.

76.	To check this, the minimum prices also determined over a period of three months by the BaFin for the valuation record dates 3 November 2005 and 1 March 2006 were used. The minimum price of 1 March 2006 is the last minimum price available at the time of the completion of the valuation work.

77.	The minimum price published by the BaFin for the Celanese share for the valuation record date of 3 November 2005 is EUR 51.87. The minimum price published by the BaFin for the Celanese share for the valuation record date of 1 March 2005 is EUR 54.33.

2.3.	Dividend Mark-Down
78.	After the General Meeting which will take place on 30 May 2006 and may continue on 31 May 2006, the compensation payment (guaranteed dividend; “Ausgleichszahlung”) fixed by the domination and profit transfer agreement for the business year ending on 30 September 2005 will be paid out.

79.	As the stock exchange price of a share reflects the payment streams to be expected in the future from a share, the guaranteed dividend to be paid out after the General Meeting is reflected by the stock exchange price. Thus, the average stock exchange price reflects a share with a dividend claim. From a financial point of view, the shareholders will receive the guaranteed dividend twice if the unreduced stock exchange price is used as a basis for the determination of the cash compensation: Once as a guaranteed dividend and a second time as an element of the price in connection with the cash compensation. It would therefore be adequate to deduct the guaranteed dividend from the average stock exchange price (dividend mark-down).

80.	However, the Main Shareholder included the stock exchange prices without a dividend mark-down in the comparison between the results of the different valuation methods.

3.	Valuation on the Basis of the Compensation Payments under the Domination and Profit Transfer Agreement

3.1	Methodology
81.	In June 2004, a domination and profit transfer agreement (DPTA) was concluded between Celanese and CEH. The DPTA entered into force on 1 October 2004. On this contractual basis, CEH guarantees the minority shareholders a fixed compensation (guaranteed dividend) in the amount of EUR 2.89 per share.

82.	The assessment of the adequacy of this agreed guaranteed dividend payment is not a part of our assessment work. This will be decided in the current judicial appraisal proceedings (“Spruchverfahren”). Nevertheless, it should be noted that a different amount of the guaranteed dividend determined by a court has an influence on the cash value of the cash compensation payment to be determined here. However, at this early stage in the appraisal proceedings, it is not yet clear whether there will be a deviating determination by the court. In view of this, we consider the use of the contractually agreed guaranteed dividend according to the DPTA to be adequate.

83.	That guaranteed dividend is to be reduced by the amount of the typified personal taxes on earnings. Under the semi-income method, this amounts to 17.5% and results in a guaranteed dividend after typified personal taxes of EUR 2.38 per share.

84.	Assuming that the term of the domination and profit transfer agreement will be equivalent to the duration of the existence of the company, the fixed annual compensation payment represents the long-term result to be capitalized. This is to be discounted with an adequate capitalization interest rate which takes account of the special risk of a share after the conclusion of a DPTA. For this purpose, it is not the capitalization interest rate underlying the determination of the discounted earnings value which is to be used. In a structural sense, the compensation payment differs from dividends of uncontrolled companies in respect of the degree of safety and the time of the accrual (no fluctuations, no loss). Therefore, a lower risk mark-down is to be used for the determination of the cash value of the compensation payment.

3.2.	Application
85.	The result of Celanese to be capitalized amounts on the basis of the compensation payment after deducting the typified personal taxes on income to EUR 2.38 per share.

86.	The risk position of a minority shareholder in a contractually controlled company such as Celanese differs from such a risk position in a company not contractually controlled in that the minority shareholders no longer participate in the results of the company but receive a guaranteed dividend, to be paid by the Main Shareholder, and can on the other hand no longer take any influence on the controlled company and can also not actively influence the duration of the DPTA.

87.	The risk to be borne by the minority shareholder consists, besides the general possibility of a termination of the DPTA, in a possible suspension of payments of the guaranteed dividend by the Main Shareholder. The legal consequence could be the cancellation of the DPTA so that the minority shareholders of Celanese AG would regain the status of shareholders of an uncontrolled company. It is not possible to forecast the value which Celanese AG would have at such a time.

88.	In view of this background, we consider the method chosen by E&Y for the derivation of the capitalization interest rate as a mean value of the risk free base interest rate after personal taxes and the capitalization interest rate to be adequate. As part of the mathematical derivation of the capitalization interest rate, it was assumed that the respective day after the annual general meeting would be the point in time on which the guaranteed dividends are paid out. We have verified the mathematical derivation.

89.	The cash value of the compensation payments determined in this way results in a value per share of EUR 45.90.

4.	Special Difficulties
90.	The focal points of our assessment arose in connection with the assessment of the long-term earning prospects in the segment of chemical products. Referring to studies of the industry development on the one hand and discussions with industry experts not belonging to the company on the other hand, the data submitted by the company in connection with corporate plans as well as the amounts of the perpetual annuity could be verified. In addition, various individual risks specific to Celanese exist and were reasonably taken into account in the overall valuation.

91.	Because of the significance of the capitalization interest rate for the value of the company, we intensively examined its derivation. In this connection, we in particular assessed the derivation of the beta factor on the basis of alternative competitive companies (peer group) and stock exchange indexes.

92.	We did not find any special difficulties within the meaning of sec. 327c (2) sentence 4 in conjunction with sec. 293e (1) sentence 3 no. 3 AktG.

III.	Adequacy of the Fixed Cash Compensation
93.	The Main Shareholder fixed the amount of the cash compensation at EUR 62.22 per share.

94.	The amount of the cash compensation is based on a valuation in accordance with the discounted earnings value method. In addition, the Main Shareholder determined the value per share on the basis of the stock exchange price and on the basis of the cash value of the guaranteed dividend payments.

95.	The different valuation methods resulted in the following values per share:
●	discounted earnings value: EUR 62.22

●	stock exchange price: EUR 51.87 to EUR 54.68

●	cash value of the guaranteed dividend: EUR 45.90

96.	In addition, the Main Shareholder roughly determined the liquidation value. It is substantially below the discounted earnings value and is therefore irrelevant for the corporate and share valuation of Celanese.

97.	On 6 March 2006, a settlement was concluded in Frankfurt am Main District Court between Celanese AG and CEH as well as the minority shareholders who had filed actions for avoidance of the consent resolution or sued for nullity of the consent resolution. In this settlement, the Main Shareholder undertook to fix the cash compensation at least at EUR 51.00 per share. The fixed cash compensation is higher than such minimum amount.

98.	An essential assumption in this determination of the discounted earnings value is that the domination and profit transfer agreement concluded in 2004 between Celanese and CEH is not taken into account. Therefore, the discounted earnings value is determined on the basis of the financial and earnings situation existing on the valuation record date on a going concern basis (stand-alone basis without DPTA). Thus, the actual legal framework conditions on the valuation record date are not completely reflected. In the present case, results to be capitalized which exceed the contractually regulated compensation payment are thus included in the value determination. In the final analysis, it is a legal question whether the minority shareholders have a claim only to cash compensation based on the contractually agreed compensation payment or based on the higher planned results to be capitalized.

99.	The Main Shareholder decided to use the highest value which was determined. The use of the values alternatively determined would insofar not be advantageous for the minority shareholders. We therefore consider the fixed cash compensation per share to be adequate.

E. Final Statement
100.	Acting as the court appointed expert auditor within the meaning of sec. 327c (2) sentence 2 AktG, we assessed the adequacy of the cash compensation fixed by Celanese Europe Holding GmbH & Co. KG, Kronberg i.Ts. (Main Shareholder) for the transfer of the shares of the minority shareholders of Celanese AG, Kronberg i.Ts., to the Main Shareholder.

101.	As a result of our audit, we make the following final statement pursuant to sec. 327c (2) AktG in conjunction with sec. 293e AktG:

102.	“According to our findings, the cash compensation determined by the Main Shareholder for the minority shareholders of Celanese AG, Kronberg i.Ts., in the amount of EUR 62.22 per no-par value share is adequate for the reasons set out above.”

103.	We deliver this report on the basis of the documents and information made available to us in compliance with our professional rules as set out in particular in secs. 2 and 43 of the Auditors’ Regulation (“Wirtschaftsprüferordnung”).

Münster, 12 March 2006

DEITMER UND PARTNER GMBH

Wirtschaftsprüfungsgesellschaft

Steuerberatungsgesellschaft

(Deitmer)
Managing Director
Auditor
Publicly appointed and sworn expert
for company valuations